3/11/2003

03014549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
B. 35061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Tennessee Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

530 Oak Court Drive, Suite 200
(No. and Street)

Memphis, (City) Tennessee (State) 38117 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Mann, President (901) 818-6010
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

50 North Front Street, Suite 900 Memphis, Tennessee 38103
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
MAR 03 2003
WASH. D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FIRST TENNESSEE BROKERAGE, INC.
OATH OR AFFIRMATION

I, Paul Mann, swear (of affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of First Tennessee Brokerage, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Paul Mann
President

Subscribed and
sworn to before me this
26th day of February 2003

Notary Public

YVONIA A. FOSTER NOTARY PUBLIC AT LARGE SHELBY CO., TN MY COMM. EXP. 6-17-05

This report contains (check all applicable items):

x	(a)	Facing Page
x	(b)	Statement of Financial Condition
x	(c)	Statement of Income
x	(d)	Statement of Shareholder's Equity
x	(e)	Statement of Cash Flows
(1)	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
x	(g)	Computation of Net Capital
(2)	(h)	Computation for Determination of Reserve Requirements Under Rule 15c3-3
(2)	(i)	Information Relating to Possession or Control Requirements Under Rule 15c3-3
(3)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3
(4)	(k)	A Reconciliation between the audited and unaudited balance sheet with respect to methods of consolidation
x	(l)	An Oath or Affirmation
x	(m)	Supplementary Report of Independent Public Accountants on Internal Control Structure

(1) See note 8 included in Notes to Financial Statements.

(2) See note 7 included in Notes to Financial Statements.

(3) As discussed in note 7 included in Notes to Financial Statements, the Company is exempt from filing the "Computation for Determination of Reserve Requirements." As such, no reconciliation is required.

(4) Not applicable.

KPMG

Morgan Keegan Tower, Suite 900
Fifty North Front Street
Memphis, TN 38103

Independent Auditors' Report

The Board of Directors and Shareholder
First Tennessee Brokerage, Inc.:

We have audited the accompanying statement of financial condition of First Tennessee Brokerage, Inc. (the Company, a Tennessee corporation and a wholly owned subsidiary of First Tennessee Bank National Association) as of December 31, 2002, and the related statements of income, shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Tennessee Brokerage, Inc. at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Memphis, Tennessee
January 31, 2003

KPMG LLP KPMG LLP, a U.S. limited liability partnership, is

FIRST TENNESSEE BROKERAGE, INC.

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents:		
Securities purchased under agreements to resell	$	16,883,097
Cash and other cash equivalents		96,362
		16,979,459
Securities owned		12,281,222
Receivable from broker		319,770
Due from First Tennessee Bank National Association		88,553
Premium on purchased assets, net		883,910
Furniture, equipment, and leasehold improvements, net		637,908
Prepaid expenses and other assets		662,278
	$	31,853,100

Liabilities and Shareholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	777,851
Shareholder's equity:		
Common stock, no par value:		
Authorized, issued, and outstanding 2,000 shares		25,000
Additional paid-in capital		5,000
Retained earnings		31,045,249
		31,075,249
	$	31,853,100

See accompanying notes to financial statements.

FIRST TENNESSEE BROKERAGE, INC.

Statement of Income

Year ended December 31, 2002

Revenues:		
Brokerage commissions	$	16,899,821
Principal transactions		2,756,283
Mutual fund distribution fees		2,227,424
Interest income		383,218
Other income		521,100
		22,787,846
Expenses:		
Compensation and benefits		11,064,636
Clearing expenses		1,015,810
Other commissions		950,418
Telephone and postage		751,311
Depreciation and amortization		562,988
Operations services		504,858
Travel and entertainment		279,151
Professional fees		164,666
Other losses		159,056
Other operating expenses		709,971
		16,162,865
Income before intercompany charge in lieu of income taxes		6,624,981
Intercompany charge in lieu of income taxes		2,582,795
Net income	$	4,042,186

See accompanying notes to financial statements.

FIRST TENNESSEE BROKERAGE, INC.

Statement of Shareholder's Equity

Year ended December 31, 2002

	Common stock		Additional paid-in capital	Retained earnings	Total
	Shares	Amount			
Balance, December 31, 2001	2,000	$ 25,000	5,000	27,003,063	27,033,063
Net income	—	—	—	4,042,186	4,042,186
Balance, December 31, 2002	2,000	$ 25,000	5,000	31,045,249	31,075,249

See accompanying notes to financial statements.

FIRST TENNESSEE BROKERAGE, INC.

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities:		
Net income	$	4,042,186
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		562,988
Deferred intercompany credit in lieu of income taxes		(45,270)
Changes in:		
Receivable from broker		134,408
Prepaid expenses and other assets		(329,142)
Accounts payable and accrued expenses		196,889
Due to/from First Tennessee Bank National Association, net		250,096
Net cash provided by operating activities		4,812,155
Cash flows from investing activities:		
Purchases of furniture, equipment, and leasehold improvements		(17,941)
Change in securities owned		(12,281,222)
Net cash used in investing activities		(12,299,163)
Decrease in cash and cash equivalents during the year		(7,487,008)
Cash and cash equivalents, beginning of year		24,466,467
Cash and cash equivalents, end of year	$	16,979,459

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

(a) Organization and Operations

First Tennessee Brokerage, Inc. (the Company), a wholly owned subsidiary of First Tennessee Bank National Association (FTBNA), was formed for the purpose of providing securities brokerage services to FTBNA customers. Its ultimate parent company is First Tennessee National Corporation (FTNC). The Company is a member of the National Association of Securities Dealers, Inc. The Company clears customer transactions through National Financial Services Limited Liability Corporation (NFS) and National Securities Clearing Corporation (NSCC) on a fully disclosed basis. The Company has agreed to indemnify NFS and NSCC for any losses related to the Company's customer accounts. FTBNA has guaranteed the Company's performance of its obligations to NFS and NSCC.

(b) Statement of Cash Flows

The Company considers cash on hand and in demand accounts and highly liquid investments with original maturities of three months or less to be cash equivalents. The Company paid $2,581,456 in intercompany charges in lieu of income taxes during the year ended December 31, 2002.

(c) Securities Transactions

The Company provides brokerage services to customers for securities transactions including purchases and sales of equity securities, mutual funds, and fixed and variable annuities. Commission revenues and clearing expenses related to customer securities transactions for equity securities and mutual funds are recorded on a trade date basis. Commission revenues related to sales of annuities are recorded in the period when earned, upon the completion of contractually required rescission periods.

Revenues from principal transactions represent net gains and losses realized on principal trading activity related to commercial paper and government and government agency debt securities. Such gains and losses are recorded on a trade date basis.

In addition to upfront sales commissions, the Company receives certain sales fees, or distribution fees, from various mutual funds pursuant to rule 12b-1 of the Investment Company Act of 1940 to compensate the Company, as a registered distributor of the mutual funds' shares, for assisting the funds in selling and distributing the shares. These mutual fund distribution fees are recognized during the period earned.

(d) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consists of office furniture and fixtures, computer and other electronic data processing equipment and leasehold improvements. Depreciation expense for furniture, fixtures, and computer equipment is computed over estimated useful lives of three to ten years using the straight-line method. Leasehold improvements are amortized using the straight-line method over the lease periods or estimated useful lives, whichever is shorter.

(Continued)

(e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Premium on Purchased Assets

In 1997, the Company purchased the future commission and fee income related to prior mutual fund and annuity sales transacted by the Company with James Mitchell & Company (formerly, the Company's mutual fund and annuity sales clearing broker) for $2,200,000. The premium is being amortized using an accelerated method over its estimated useful life. This premium is included in the accompanying statement of financial condition as Premium on Purchased Assets, net of $1,316,090 in accumulated amortization.

(3) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consists of the following:

Office furniture and fixtures	$	1,050,514
Computers and equipment		701,360
Leasehold improvements		352,570
Furniture, fixtures, and equipment, at cost		2,104,444
Accumulated depreciation and amortization		1,466,536
Furniture, fixtures, and equipment, net	$	637,908

(4) Income Taxes

The Company calculates its income tax provision under the terms of a tax sharing arrangement with FTNC, with whom it files a consolidated tax return. For federal income taxes, the Company provides intercompany charges or credits in lieu of income taxes equal to the income taxes which would be provided by the Company on a stand-alone basis. For state income taxes, the Company provides for intercompany charges or credits in lieu of income taxes based on the Company's income before such charges or credits and the applicable state tax rate, adjusted by the apportionment factor which would be required if the Company filed on a stand-alone basis. Certain tax benefits not otherwise recognizable on a stand-alone basis may be recognized to the extent they may be utilized by the consolidated group. The 2002 intercompany charge in lieu of income taxes of $2,582,795 consists of $2,193,086 and $434,979 current federal and state taxes, respectively, and $(45,270) of deferred taxes. At December 31, 2002, $88,553 was due from FTBNA for overpayment of intercompany charges in lieu of income taxes and is reflected in the accompanying statement of financial condition as a component of Due from First Tennessee Bank National Association.

The difference between the intercompany charge and the amount that results from applying the statutory federal income tax rate of 35% to income before the intercompany charge in lieu of income taxes is principally a result of an intercompany charge for state income taxes.

(Continued)

Deferred income taxes are provided for the tax effect of certain temporary differences, primarily representing fixed asset depreciation, prepaid pension expense, and amortization of premium on purchased assets.

(5) Transactions with Related Parties

FTBNA provides the Company certain accounting, administrative, audit, and legal functions at no charge. Additionally, during 2002, FTBNA provided certain financial planning and advisory services to the Company's customers at no charge. These customers are also customers of FTBNA.

The Company's cash and cash equivalents, including money market mutual funds, overnight reverse repurchase agreements (securities purchased under agreements to resell) and non-interest bearing checking accounts, are held with or managed by FTBNA and its affiliates. Interest income earned during 2002 related to these investments was approximately $179,000. The Company leases office space from FTBNA, on which the Company paid approximately $56,000 during 2002. Also during 2002, the Company paid approximately $283,000 to FTBNA for computer software and related expenses, which are included as a component of operations services on the statement of income, and paid approximately $368,000 to FTBNA for telephone and related charges, which are included as a component of telephone and postage on the statement of income.

Employees of the Company participate in certain benefit programs sponsored by FTBNA, including a defined benefit pension plan, a contributory savings plan, and a post-retirement medical plan, as well as medical and group life insurance plans. A portion of the cost of these benefit programs has been allocated to the Company based upon the number of employees, salary levels, and other relevant measures. The total allocated cost of these benefit programs was approximately $602,000 in 2002.

Certain employees of the Company also receive nonqualified stock options issued by FTNC. The effect of these transactions is not reflected in the Company's financial statements.

(6) Net Capital Requirements

The Company is subject to Uniform Net Capital Requirements pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934. Under this rule, minimum net capital of $250,000 must be maintained and aggregate indebtedness may not exceed 15 times net capital, as defined. At December 31, 2002, the Company's net capital, as defined was $11,433,842, which was $11,183,842 greater than its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.07 to 1.

(7) Exemptive Provision Under Rule 15c3-3

The Company clears all customer transactions through NFS and NSCC on a fully disclosed basis and does not maintain customer accounts or securities. Therefore, the Company is exempt from filing the supplemental schedules of "Information Relating to Possession or Control Requirements" and "Computation of Determination of Reserve Requirements."

(8) Changes in Liabilities Subordinated to the Claims of General Creditors

During the year ended December 31, 2002, there were no liabilities subordinated to the claims of general creditors.

(9) Commitments and Contingencies

The Company, in the ordinary course of operations, is subject to various pending or threatened legal actions. Management believes that any ultimate liability arising from these actions will not have a material adverse effect on the financial statements of the Company.

As discussed Note 1, the Company has agreed to indemnify NFS and NSCC for any losses related to the Company's customer accounts. The total amount of any obligation under such agreements is dependent upon the magnitude of the customer trades or errors resulting in loss to these parties.

Schedule I

FIRST TENNESSEE BROKERAGE, INC.

Computation of Net Capital

December 31, 2002

Total shareholder's equity	$	31,075,249
Less nonallowable assets:		
Reverse repurchase agreement with affiliate		16,883,097
Other nonallowable assets		2,695,870
Net capital, before haircut on securities		11,496,282
Less haircut on securities		62,440
Net capital, as defined		11,433,842
Net capital required		250,000
Excess net capital	$	11,183,842
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002):		
Net Capital, as reported in Company's Part II (unaudited) FOCUS Report	$	11,496,788
Difference primarily due to:		
Audit adjustment to record additional compensation and benefits expense		(74,416)
Other audit adjustments, net		11,470
Net capital per above	$	11,433,842

Note: The above information is in agreement in all material respects with the unaudited FOCUS Report Part IIA filed by the Company as of December 31, 2002.

See accompanying independent auditors' report.

KPMG

Morgan Keegan Tower, Suite 900
Fifty North Front Street
Memphis, TN 38103

Supplemental Independent Auditors' Report on Internal Control Structure

The Board of Directors and Shareholder
First Tennessee Brokerage, Inc.:

In planning and performing our audit of the financial statements and supplemental computation of net capital of First Tennessee Brokerage, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(c). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (i) making quarterly securities examinations, counts, verifications, and comparisons; (ii) recordation of differences required by rule 17a-13; and (iii) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error, or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG LLP. KPMG LLP, a U.S. limited liability partnership, is

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects that indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Memphis, Tennessee
January 31, 2003